Exhibit 99.2

Media enquiries, please contact Greg Baxter on
Tel: 61 2 8274 5377 Mob: 0419 461 368
or Steve Ashe on Tel: 61 2 8274 5246
12 August 2003	Mob: 0408 164 011

1st Qtr Operating Profit Up 47% to US$32.9m
USA Fibre Cement EBIT2 up 39%

James Hardie today announced a 47% increase in 1st quarter operating profit from continuing operations to US$32.9 million for the three months ended 30 June 2003.

Net sales increased 24%, gross profit was up 30% and EBIT increased 38% to US$48.3 million.

The USA Fibre Cement business continued to generate strong growth, lifting net sales 22% and EBIT 39% compared to the same period a year ago, despite the impact of bad weather on results in April and May.

In Asia Pacific, EBIT increased 5% in Australia, 70% in New Zealand and the Philippines recorded a small profit.

The 1st quarter results include an inaugural sales contribution from the company’s European fibre cement business that is now selling Hardie brand fibre cement products in the UK and France.

Basic earnings per share from continuing operations increased 47% from US 4.9 cents to US 7.2 cents.

The net operating profit including discontinued operations of US$34.7 million includes income of US$1.8 million primarily related to the sale of our New Zealand Building Systems business on 30 May 2003. The net operating profit including discontinued operations for the first quarter of the previous year includes a profit of US$53.5 million primarily related to the sale of our Gypsum business.

1st Quarter at a Glance
US$ Million	Q1FY04	Q1FY03	%+ (-)
Net Sales	$241.5	$194.6	24
Gross Profit	89.3	68.5	30
EBIT[2]	48.3	35.1	38
Net Interest Expense	(2.3)	(2.9)	(21)
Income Tax Expense	(13.1)	(10.1)	30
Operating Profit from continuing operations[3]	32.9	22.4	47
Net Operating Profit including discontinued operations[4]	34.7	75.9	(54)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year

Commentary

James Hardie’s CEO, Peter Macdonald said: “The first quarter results represent a strong start to the year, and prospects for the balance of the year are encouraging. The growth momentum of the previous year is continuing,” said Mr Macdonald.

“In North America, the outlook for housing construction has improved and it is now likely that housing starts for the year will be equal to or higher than last year’s record level.

“Demand for our fibre cement products continues to grow substantially faster than the rate of industry growth, and we are penetrating both the southern and northern regions of the United States and in both exterior and interior product segments.

“Our recently announced plans to invest US$100 million to expand production capacity will help us meet this growing demand,” Mr Macdonald said.

USA Fibre Cement – Continued Strong Growth and Higher Margins

Net sales increased 22% to US$186.8 million in the 1st quarter due to a 14% increase in sales volume to 387.5 million square feet and a 7% increase in the average selling price to US$482 per thousand square feet.

Despite poor spring weather in some regions in April and May, demand for the company’s products remained at high levels.

Sales of higher-priced, differentiated products continued to increase as a proportion of total sales, pushing up average selling prices.

Strong top line growth lifted EBIT 39% to US$54.1 million for the quarter. The EBIT margin for the quarter increased further, to 29%.

The plant upgrade at Blandon, Pennsylvania was completed during the quarter and the new panel manufacturing line was commissioned at the Waxahachie plant in Texas.

Australia – Higher Sales and Volumes

Net sales increased 21% to US$34.7 million for the quarter due to a 7% lift in sales volume and a favourable exchange difference, partially offset by a lower average selling price. EBIT was up 5% for the quarter. The EBIT margin was 19.3%.

New Zealand – Stronger Performance

Net sales were up 28% for the quarter due to a 3% increase in sales volumes and a favourable exchange difference. EBIT was up 70% due to the increase in sales and lower manufacturing costs. The EBIT margin improved to 18.5%.

Philippines – EBIT Positive

Increased sales and manufacturing cost savings helped the business produce another small operating profit.

Media Release: James Hardie – 1st Quarter Results 2004

Chile – Breakeven

The business achieved breakeven for the first time since its commencement in March 2001. Further penetration of its targeted market segments helped sales more than double for the quarter.

USA Hardie® Pipe – Strong Growth and Manufacturing Efficiencies

Continuing strong growth in demand for the company’s fibre cement pipes saw both sales and volumes more than treble for the quarter. Production costs were reduced as further manufacturing efficiencies were achieved.

Europe

Operations commenced in the UK and French markets during the quarter with the launch of siding, backer and trim products. Distribution outlets have been secured in both markets and sales have commenced.

USA Roofing

The new pilot plant in California was commissioned in June and manufacturing trials are now in progress. Sales of our new generation of fibre cement roofing products are expected to begin in the second quarter.

Outlook

Housing construction activity in the United States remains at high levels and there are no signs of this abating in the near term.

The drivers of housing activity remain positive with the number of starts and permits both increasing in recent months. House price increases, low mortgage rates, moderate inflation and unemployment rates and the US government’s new economic stimulus bill are helping to raise consumer confidence. Builders are reporting an optimistic outlook for the balance of the year and have record low inventories of new homes for sale and large backlogs of orders for homes to be built.

The business expects to continue to generate strong top-line growth and profitability as it further penetrates the northern and southern regions of the country and the exterior and interior product markets.

In Australia, new housing activity is expected to soften but the commercial and renovations segments are forecast to remain strong. A better operating result is expected in the second quarter as manufacturing performance is improved.

In New Zealand, strong demand for higher-priced differentiated products such as Linea® weatherboards should help offset an expected softening in housing activity over the remainder of the year.

In the Philippines, stronger domestic sales and further share growth are expected in the second quarter. A number of initiatives have been introduced to further reduce manufacturing costs.

Chile is entering its normal seasonal industry slowdown but the business expects to increase its market share further as awareness of the product range grows.

The US Hardie® Pipe business is continuing to increase production to meet growing demand, improve operating efficiency and reduce costs.

Media Release: James Hardie – 1st Quarter Results 2004

In Europe, demand for our products is expected to grow as awareness among builders, contractors and distributors increases.

Overall, the strong results achieved in the first quarter suggest that prospects for good growth over the full-year are encouraging.

Ends.

Media/Analysts Enquiries:

Greg Baxter – Executive Vice President
Telephone: 61 2 8274 5377
Mobile: 0419 461 368
Email: greg.baxter@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Media Release: James Hardie – 1st Quarter Results 2004

Notes

1.	This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Discussion and Analysis (MD&A), a Management Presentation, a Financial Report and a Results at a Glance document.

2.	EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

The use of EBIT and EBIT margins in this document are equivalent to the US GAAP measures of operating income and operating income margin.

3.	Operating profit from continuing operations is equivalent to the US GAAP measure of income from continuing operations.

4.	Net operating profit including discontinued operations is equivalent to the US GAAP measure of net income.

Disclaimer

This media release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie – 1st Quarter Results 2004

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